CANADIAN NATURAL RESOURCES LIMITED PROVIDES FURTHER UPDATE
 TO HORIZON PRIMARY UPGRADER INCIDENT
CALGARY, ALBERTA – FEBRUARY 14, 2011 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the “Company") is continuing restoration of production from, and its investigation into, the fire at its coker unit at its Horizon Oil Sands (“Horizon”) facility, which occurred on January 6, 2011.  This update provides further information on the progress of the investigation and the anticipated recovery timelines.

In regards to recent events at the Company’s Horizon Oil Sands facility, Peter Janson, Sr. Vice President, Horizon Operations commented, “All five workers injured as a result of the incident are making excellent recoveries with three having already returned to work.  Our people are doing a great job as we work through the plant shutdown and investigation in a safe and effective manner.  Our internal investigation team has determined that the fire resulted from opening the top unheading valve on an active low-pressure Coke Drum.  This allowed the release of hot hydrocarbons within the coker cutting deck building, which was followed by ignition and the fire.  The investigation team is continuing to establish the ‘how and why’ such an event occurred through rigorous examination of design, installation, operating and maintenance procedures and practices associated with the top unheading valves on all four of the Horizon Coke Drums.  The investigation team is targeting to complete their findings in March with an overall objective to provide recommendations that will prevent recurrence.”

As head of the team in charge of the repair and rebuild, Réal Doucet, Sr. Vice President, Horizon Projects commented, “Exceptionally cold weather experienced in late January and early February has hampered our efforts to date to gain access to the coker unit’s cutting deck to further the inspection and to determine the extent of damage.  Approximately two weeks ago we had our first successful crane lift to the cutting deck as ice buildup has precluded any other methods of gaining access.  Since that time, we have had limited access and have been able to complete a preliminary assessment of damages to the coker unit, as well as, any ancillary damages to the coker unit as a result of the quick shut-down and cold weather. Preliminary target time lines at this early stage indicate that the first set of Coke Drums (2A and 2B) are targeted to resume production in Q2/11, enabling onstream production of about half plant capacity or 55,000 bbl/d of Synthetic Crude Oil.  The second set of Coke Drums (1A and 1B) are currently targeted to be on production in Q3/11.  All production restarts will be commissioned for service after all required regulatory reviews are complete.”

Steve Laut, President stated, “Canadian Natural has comprehensive procedures and policies for all operation activities at Horizon and throughout the Company.  These policies are enforced to ensure that all safety, environmental and operational procedures and policies are strictly adhered to.  The investigation will determine if equipment malfunction or a break down in operating or maintenance practices occurred causing this fire and if any changes need to be made.  We will immediately implement all changes or enhancements necessary to maintain the high levels of safety and environmental excellence that is expected at all of our operations.”

Doug Proll, Chief Financial Officer and Sr. Vice President, Finance continued, “The free cash flow generation capacity of the Company translates into a strong financial capacity to absorb any reduced cash flow in 2011 from Horizon.  As a result, the Company’s capital program remains unchanged for 2011.”

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Naturals’ plans,  strategies and prospects, estimates of repair work required, expected timing of resumption production, anticipated production volumes and corporate missed cash flow. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual
results to differ materially from those anticipated.   Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.

Rebuild Status
To ensure the safety of the inspection and repair teams, extensive “safeing” of the site has been underway over the past days including ice and debris removal, and securing overhead materials to minimize the risk of falling objects.  This “safeing” procedure is expected to continue throughout this week.  While this activity has been progressing, inspections to date of the cutting deck and coker structure have provided a preliminary assessment of the extent of damage and timelines to repair and rebuild. They are as follows:

●	The Coke Drums themselves appear serviceable.

●	Instrumentation to many areas of the plant remain intact.

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Damage to the derrick structure over Coke Drums 1A and 1B will require the derrick to be replaced as anticipated.  Damage to the derrick structure over Coke Drums 2A and 2B appears to be minimal at this point.

●	Limited damage to the rails that guide the cutting tools over Coke Drum 2B will require repair before Coke Drums 2A and 2B can be restarted.

●	Damage to the structural beams supporting both derrick structures over the Coke Drums will require limited repair or replacement.

●	The control station used for cutting of Coke Drums 1A and 1B will need to be replaced.

●	Pipe work above the Coke Drums will require inspection and testing (x-ray and or pressure testing) to determine if certain sections of pipework needs to be replaced.

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Collateral freeze damage has occurred after the fire.  Some pumps and more importantly, the air coolers and furnace tubes associated with the Coke Drum operation will require extensive repair or replacement.

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Material and equipment orders were initiated in January to replace components above Coke Drums 1A and 1B, as any excess material not needed for repair will be utilized in the future expansion which includes the installation of Coke Drums 3A and 3B.

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Preliminary target time lines at this early stage indicate that the first set of Coke Drums 2A and 2B are targeted to resume production in Q2/11.   Once the first set of Coke Drums is onstream production rates are targeted to be about half plant capacity or 55,000 bbl/d of Synthetic Crude Oil.

●	The second set of Coke Drums 1A and 1B are currently targeted to be on production in Q3/11.

No detailed cost estimates for the repair/rebuild have yet been determined, although it is believed at this time that costs will not exceed $250 million. The Company maintains an insurance program adequate to cover the cost of the repair/rebuild, as well as, business interruption insurance subject to a waiting period, to alleviate ongoing operating costs thereby mitigating financial impacts of the incident.

Opportune Maintenance
The first priority for workers on site is the safe and efficient repair and rebuild of the coker unit.  Beyond this priority, the Company is also undertaking and bringing forward any opportune maintenance to facilitate a strong performance when the plant is back in production such as:

●	Bringing forward maintenance activities related to a five day outage originally targeted for April.

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Bringing forward approximately 25% of a turnaround planned for 2012 including required regulatory inspections of equipment.  The feasibility of accelerating more of this work forward, given the better understanding of timelines to the restoration of production, is currently being investigated.

●	Implementing projects to reduce belt wear and increase vibrating screen reliability in the Bitumen Production plants.

2	Canadian Natural Resources Limited

Horizon Expansion
Major expansion project work continues on the site.  The construction and commissioning of the third Ore Preparation Plant along with the associated hydro-transport pipelines is on schedule for Q4/11 and trending under budget. Engineering work as originally targeted for 2011 also continues on schedule. The Company targets additional cost estimate information for the Horizon expansion to be complete in Q2/11.

Further Updates
Further updates will be provided as more information on the cost of rebuild and time to rebuild becomes available and as more clarity about production restart is available.

Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: Facsimile: Email: Website:	(403) 514-7777 (403) 514-7888 ir@cnrl.com www.cnrl.com	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations
Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange

Canadian Natural Resources Limited	3